July 2, 2025

Mark D. Mordell
Chief Executive Offcier
Avidbank Holdings, Inc.
1732 North First Street
6th Floor
San Jose, CA 95112

       Re: Avidbank Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 3, 2025
           CIK No. 0001443575
Dear Mark D. Mordell:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 9, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Summary, page 1

1. We note the response to prior comment 12 and the pie chart on page 7. With a view to clarifying disclosure, advise us of the extent to which borrowers may fall under more than one of the following three categories: Venture Lending, Specialty Finance and
       Corporate Banking. If material, to provide context for the concentration in loan and borrower characteristics, further clarify how you determine which category to use. For example, we note technology companies appear to be borrowers in all three categories, but it is unclear if the only distinguishing characteristic for technology
 July 2, 2025
Page 2

       companies in the Venture Lending group is that they are VC-backed. Alternatively, it is unclear if it is sufficient for them to meet the revenue and profitability characteristics ("negative operating cash flows and no record of profitability") without being VC-backed. It is also unclear if there are any technology companies in the
       Specialty Finance or Corporate Banking groups that could be "early-stage, growth-
       stage [or] late-stage technology companies."
Specialty Finance Division, page 103

2. We note the revised disclosure that you continue to shift the mix of Venture Lending clients to a larger concentration of expansion and later stage venture companies,
       "which are typically approaching or have achieved positive operating cash flows." If material, please further clarify the extent of this trend by, for example, providing an approximate percentage of Venture Lending clients that have achieved positive operating cash flows as compared to the previous financial statement period.
       Please contact John Spitz at 202-551-3484 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Craig Miller